Exhibit 99.16

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Research and Development Tax Concession
Brisbane, Australia — 20 July 2011: Metal Storm Limited.
Metal Storm Limited is pleased to announce it has received confirmation from AusIndustry that it is eligible for the Commonwealth Governments Research and Development Tax Concession program and has received its registration number for the 2010/11 financial year.
The R&D Tax Concession is the principal Commonwealth Government initiative to increase the amount of research and development (R&D) undertaken in Australia and provides a tax offset for companies that meet certain criteria.
Registration under the scheme is the first step in obtaining the tax offset. Metal Storm has qualified for this tax offset in previous years and is expecting a rebate this year of approximately $550k to $650k and should have confirmation of the amount along with the funds in around 6 weeks.
To monetize this rebate Metal Storm has signed a short term loan agreement with Andrew Doyle for $500k. The principal will be repaid upon receipt of the R&D tax rebate.
As consideration for providing the loan, Metal Storm will issue the lender with 1.4 million options that have a life of 2 years and an exercise price of $0.001. A further 50,000 options will be issued for each day the loan is not repaid if the principal has not been repaid within 4 weeks. At current stock prices this is equivalent to 11% per annum.
Metal Storm will be using the funds to progress development and testing of the TASER XREP ammunition for its MAULTM weapon, as well as for other operating requirements.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.